SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN BUSINESS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02476R200
(CUSIP Number)

Tong Liu
No.194, Guogeli Street
Harbin, Heilongjiang Province
China 150001
+86 451-87702255

copy to:
William W. Uchimoto, Esq.
Buchanan Ingersoll & Rooney PC
1835 Market Street, 14th Floor
Philadelphia, PA 19103-2985

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), §§ 240.13d-1(f), or  §§ 240.13d-1(g), , check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02476R200

1	Names of Reporting Persons. Tong Liu

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) □
(b) □

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
□

6	Citizenship or Place of Organization
People's Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
8,960,000

	8	Shared Voting Power
0

	9	Sole Dispositive Power
8,960,000

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,960,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
52.7%

14	Type of Reporting Person (See Instructions)
IN

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, $0.001 par value per share, of American Business Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is No.194, Guogeli Street, Harbin, Heilongjiang Province, China 150001.

Item 2.  Identity & Background

This statement is filed on behalf of:

(a)	Tong Liu

(b)	No.194, Guogeli Street, Harbin, Heilongjiang Province, China 150001

(c)	The reporting person is the Chairman of the Board and Chief Executive Officer, and a director of the Issuer.

(d)	The reporting person has not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The reporting person has not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting person is a citizen of the People's Republic of China.

Item 3  Source and Amount of Funds or Other Consideration

The Reporting Person received 8,960,000 shares of common stock of the Issuer under a Share Exchange Agreement, dated April 11, 2008, by and among the Issuer, Wealthlink Co., Ltd., a corporation organized under the laws of the Cayman Islands (“Wealthlink”), and the shareholders of Wealthlink (the “Wealthlink Shareholders”).  The Reporting Person was a majority shareholder of Wealthlink. As consideration for the acquisition of the shares of Wealthlink, the Issuer issued an aggregate of 13,300,000 shares of its common stock to the Wealthlink Shareholders.

Immediately prior to and as a condition to the completion of the transactions contemplated by the Share Exchange Agreement, the Issuer entered into a Stock Purchase Agreement with each of Syed Irfan Husain, the Issuer’s then President and Chief Executive Officer, Syed Idris Husain, a then director of the Issuer, and Verifica International, Ltd. (collectively, the “Buyers”).  Pursuant to this agreement, the Buyers acquired all of the issued and outstanding shares of an operating subsidiary of the Issuer in consideration of the surrender of 79,000,000 shares of the Issuer's common stock then held by the Buyers.  Additionally, the Issuer entered into a Securities Purchase Agreement and related agreements with three investors (the “Purchasers”) pursuant to which the Issuer sold, and the Purchasers purchased, in the aggregate, $2,000,000 in principal amount of shares of the Issuer's common stock and warrants.

Upon completion of the foregoing transactions, the Issuer had an aggregate of 17,000,000 shares of common stock issued and outstanding.

Item 4. Purpose of Transaction

The Reporting Person received 8,960,000 shares of common stock of the Issuer as set forth in the Share Exchange Agreement discussed in Item 3 above. The purpose of the transactions contemplated by the Share Exchange Agreement was to permit the shareholders of Wealthlink to obtain control of the Issuer and to permit the Issuer to acquire Wealthlink and its related entities.  In connection with the transactions contemplated by the Share Exchange Agreement, Syed Irfan Husain resigned as President and Chief Executive Officer of the Issuer and Syed Idris Husain resigned as a director of the Issuer.  Mr. Tong Liu was appointed as Chief Executive Officer and Ms. Xia Yu was appointed as Chief Financial Officer. Each of Ms. Yu and Messrs. Liu, Yang Chen, Su Zhang and Gideon Kory were elected directors of the Issuer, with Mr. Liu serving as Chairman of the Board.

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Person to Items (11) and (13) on the cover page of this Statement are incorporated herein by reference.

(b) The responses of the Reporting Person to Items (7) through (10) on the cover page of this Statement are incorporated herein by reference.

(c) See Items 3 and 4 above.

(d) None.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

As previously discussed above, on April 11, 2008, the Issuer entered into a Share Exchange Agreement with Wealthlink and the Wealthlink Shareholders, pursuant to which, among other things, the Reporting Person received 8,960,000 shares of the Issuer’s common stock. A copy of the form of Share Exchange Agreement is included as Exhibit 1 to this Statement.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Share Exchange Agreement, dated April 11, 2008, by and among the Issuer, Wealthlink Co., Ltd. and all of the shareholders of Wealthlink.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2008	/s/ Tong Liu
Tong Liu